SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 March 2016

AVIVA PLC

2015 ANNUAL REPORT AND ACCOUNTS

Following the release by Aviva plc (the "Company") on 10 March 2016 of the Company's 2015 Preliminary Results Announcement for the year ended 31 December 2015, the Company announces that it has today issued the 2015 Annual Report and Accounts.

The documents are available to view on the Company's website at www.aviva.com/reports and copies have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

The Company's 2015 Strategic Report, Notice of Annual General Meeting 2016 and ancillary documents, together with hard copies of the 2015 Annual Report and Accounts, will be made available to shareholders on 31 March 2016.

Printed copies of the 2015 Annual Report and Accounts and 2015 Strategic Report can be requested free of charge by shareholders from 31 March 2016 by contacting the Company's Registrar, Computershare Investor Services PLC, on 0871 495 0105 or at AvivaSHARES@computershare.co.uk, or by writing to the Group Company Secretary, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3DQ.

Enquiries:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7662 6646

Roy Tooley, Head of Board Support
Telephone - 020 7662 6019

Information required under Disclosure & Transparency Rule 6.3

This announcement should be read in conjunction with the Company's preliminary results announcement issued on 10 March 2016. Together these constitute the material required by DTR 6.3 to be communicated to the media in full unedited text through a Regulatory Information Service. This material is not a substitute for reading the Company's 2015 Annual Report and Accounts. Page references in the text below refer to page numbers in the 2015 Annual Report and Accounts.

Directors' responsibility statement
The directors are responsible for preparing the Annual report, the directors' remuneration report and the financial statements in accordance with applicable law and regulations.
Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and parent company financial statements in accordance with IFRSs as adopted by the EU. In preparing these financial statements, the directors have also elected to comply with IFRSs, issued by the International Accounting Standards Board (IASB). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss for that period. In preparing these financial statements, the directors are required to:

• select suitable accounting policies and then apply them consistently
• make judgements and accounting estimates that are reasonable and prudent
• state whether applicable IFRSs as adopted by the EU and IFRSs issued by IASB have been followed, subject to any material departures disclosed and explained in the financial statements
• prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the directors' remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The directors are responsible for making, and continuing to make, the Company's Annual report and accounts available on the website maintained by the Company. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
The directors consider that the Annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's and the Company's position and performance, business model and strategy.
Each of the directors, whose names and functions are listed on pages 70 to 73 in the directors' and corporate governance report confirm that, to the best of their knowledge: the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and the strategic report and the directors' and corporate governance report in this annual report include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

By order of the Board on 9 March 2016.

Mark Wilson                 Tom Stoddard
Group Chief                  Chief Financial Officer
Executive Officer

Principal risks and uncertainties
In accordance with the requirements of the FCA Handbook (DTR 4.1.8) we provide a description of the principal risks and uncertainties facing the Group here and in note 57 to the IFRS Financial statements. Our disclosures covering 'risks relating to our business' in line with reporting requirements of the Securities Exchange Commission (SEC) provide more detail and can be found in the shareholder information section 'Risks relating to our business'.

Risk environment
The first half of 2015 saw strengthening economic growth in Europe, benefitting from accommodative monetary policy, a weak euro, continued low oil prices, while economic growth in the UK and US remained robust. Up until April, a combination of a positive macroeconomic outlook and the launch of the European Central Bank's (ECB) quantitative easing programme in March led to global equity markets reaching all-time highs, weakening euro against the US dollar and pounds sterling, and reduced yields on eurozone sovereign bonds.
In the latter half of the year concerns over the sustainability of current growth rates in developed economies, growing evidence of an economic slowdown in China and other emerging economies, further severe falls in the price of oil and other commodities and geopolitical concerns over the Middle East have depressed equity markets reversing earlier gains. Despite these concerns the US Federal Reserve were sufficiently confident on the strength of the US economy to raise interest rates for the first time since 2006, which has underpinned the current strong US dollar.
These concerns are likely to continue into 2016 with the potential to depress equity markets and cause further financial market volatility and divergence amongst developed economies (US compared to eurozone in particular) in monetary policy, interest rates and economic growth, and exacerbate macroeconomic imbalances in the global economy. In the UK concerns over the outcome of the referendum on EU membership may depress sterling and the price of gilts. Despite the recent increase in interest rates by the US Federal Reserve the current low interest rate environment compared to historical norms is likely to persist in the intermediate future at least.
2015 also saw a number of high profile cyber security breaches for corporates in the UK and elsewhere and this risk is expected to increase in the future.
Continuing on from 2014, 2015 saw further change in UK public policy on pensions and from April 2016 annuitants will have the option to sell their annuity income to a third party for a cash lump sum. While in most of our markets conduct regulation and enforcement has received increased focus from national supervisors, as well as international supervisory bodies such as EIOPA and IAIS. This is expected to continue into the future.
In November 2015 the Group's designation as a Global Systemically Important Insurer (G-SII) was re-confirmed. Among other policy requirements, this will result in new higher loss absorbency (HLA) capital requirements, which are still under development, to be applied from January 2019, if the Group remains a G-SII.
On 1 January 2016, Solvency II the new capital regime became effective. In December 2015, the PRA approved use of the Group's internal model to calculate the regulatory capital requirement under Solvency II for much of the Group's businesses. Over the next year or two the Group plans to apply to extend use of the internal model to other businesses within the Group, with a beneficial impact (if approved by the PRA and the relevant national supervisory authorities) on the Group's capital requirement.

Risk profile
The types of risk to which the Group is exposed have not changed significantly over the year and remain credit, market, insurance, asset management, liquidity, operational and reputational risks as described in note 57 of the IFRS financial statements.
The Group continues to manage its risk profile to reflect Aviva's objective of maintaining financial strength and reducing capital volatility. In April 2015, the Group completed the acquisition of Friends Life. The principal impact of the acquisition on the Group's risk profile has been to increase our exposure to equity price risk and UK life insurance risks, in particular lapse risk, as well as reducing the Group's external leverage. Work was undertaken during 2015 to adopt the Aviva risk management framework in the former Friends Life businesses.
The Group continued to take steps to amend its risk profile, successfully completing a number of management actions. These include: the disposal of £2.2 billion of non-core commercial mortgages, the reinsurance of £0.7 billion of latent exposures to historical UK employer's liability business (with conditional agreement to extend coverage to £0.8 billion); the purchase of interest swaps to better cash flow match our annuity portfolio; reducing exposure to longevity risk as a result of the RAC staff pension scheme entering into a longevity swap covering £0.6 billion of pensioner in payment liabilities; and reducing our operational risk exposures through investment in our Security Transformation programme in response to the increasing cyber security risk and on-going investment in simplifying our technology estate to improve resilience and reliability of our systems. Restrictions on non-domestic investment in sovereign and corporate debt from Greece, Italy, Portugal and Spain remain in place. As described in note 57 to the IFRS Financial statements, a number of foreign exchange, credit and equity hedges are also in place. These are used to mitigate the Group's credit and equity exposure, and enable the Group to accept other credit risks offering better risk adjusted returns while remaining within appetite. In addition, we renewed our catastrophe reinsurance programme to reduce the Group's potential loss to an extreme insurance loss event.
During 2015, the Group continued to pay-down the inter-company loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings (AGH). By the end of February 2016, the balance of the loan had been reduced to £1.5 billion, below the level at which we estimate AIL would no longer rely on the loan to meet its stressed liabilities.
In 2015, the Group further enhanced the operating capability of its primary on-shore internal reinsurance mixing vehicle, Aviva International Insurance Limited (AII), and in December, AII received approval to use Aviva's internal model to calculate its capital requirement. These steps now successfully concluded should enable the Group to significantly increase the amount of business ceded to AII, with the objective of promoting greater capital efficiency and realising the benefits of group diversification of risk through lower solo capital requirements in the ceding entities.
            During 2015 the Group has continued to maintain its external leverage at a level commensurate with a AA rating.

Low interest rate environment
The Group continues to be adversely impacted by the low interest rate environment in a number of markets around the world. This has resulted in reduced interest spread on participating contracts (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under those contracts), and current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. We anticipate that interest rates may remain below historical averages for an extended period of time and that financial markets may continue to have periods of high volatility. As a result we continue to rebalance the Group's revenues towards product lines, such as protection, that are not significantly sensitive to interest rate or market movements. Further information on the Group's exposure to low interest rates is included in the sensitivity analysis in Note 57 of the IFRS Financial Statements.

57 - Risk management
This note sets out the major risks our businesses and its shareholders face and describes the Group's approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group's earnings and capital position.

(a) Risk management framework
The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles and responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.
For the purposes of risk identification and measurement, and aligned to Aviva's risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance (including long-term health), general insurance (including short-term health), asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation or as conduct risk.
To promote a consistent and rigorous approach to risk management across all businesses we have a set of risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group's worldwide operations. On a semi-annual basis the business chief executive officers and chief risk officers sign-off compliance with these policies and standards, providing assurance to the relevant oversight committees that there is a consistent framework for managing our business and the associated risks.
A regular top-down key risk identification and assessment process is carried out by the risk function. This includes the consideration of emerging risks and is supported by deeper thematic reviews. This process is replicated at the business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
Risk models are an important tool in our measurement of risks and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged.
Roles and responsibilities for risk management in Aviva are based around the 'three lines of defence model' where ownership for risk is taken at all levels in the Group. Line management in the business is accountable for risk management, including the implementation of the risk management framework and embedding of the risk culture. The risk function is accountable for quantitative and qualitative oversight and challenge of the IMMMR process and for developing the risk management framework. Internal Audit provides an independent assessment of the risk framework and internal control processes.
Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee and Governance Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital and liquidity at Group and in the business units.
Economic capital risk appetites are also set for each risk type, calculated on the basis of the Solvency II balance sheet. The Group's position against risk appetite is monitored and reported to the Board on a regular basis. Long-term sustainability depends upon the protection of franchise value and good customer relationships. As such, Aviva has a risk preference that we will not accept risks that materially impair the reputation of the Group and requires that customers are always treated with integrity. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk Committee (ORC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.
Further information on the types and management of specific risk types is given in sections (b) to (j) below.
The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how their risks are managed and to align them, where possible, with Aviva's framework. Aviva completed the acquisition of Friends Life in April 2015. The Friends Life risk management framework was very similar to that of Aviva, but a formal gap analysis was carried out and the former Friends Life businesses formally adopted the Aviva risk policies and business standards at the end of 2015.

(b) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to meet their payment obligations to Aviva, or variations in market values as a result of changes in expectations related to these risks. Credit risk is an area where we can provide the returns required to satisfy policyholder liabilities and to generate returns for our shareholders. In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities.
Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Our credit risks arise principally through exposures to debt security investments, structured asset investments, bank deposits, derivative counterparties, mortgage lending and reinsurance counterparties.
The Group manages its credit risk at business unit and Group level. All business units are required to implement credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.
A detailed breakdown of the Group's current credit exposure by credit quality is shown below.

57 - Risk management continued
(i) Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure of the Group for financial assets with external credit ratings. 'Not rated' assets capture assets not rated by external ratings agencies.

As at 31 December 2015	AAA	AA	A	BBB	Below BBB	Not rated	Carrying value including held for sale £m	Carrying value £m
Debt securities	12.4%	37.4%	19.8%	21.2%	4.0%	5.2%	162,964	162,964
Reinsurance assets	0.1%	88.2%	8.0%	0.0%	0.0%	3.7%	20,918	20,918
Other investments	0.0%	0.1%	0.8%	0.0%	0.0%	99.1%	47,695	47,695
Loans	0.0%	8.2%	1.3%	0.1%	0.0%	90.4%	22,433	22,433
Total							254,010	254,010

As at 31 December 2014	AAA	AA	A	BBB	Below BBB	Not rated	Carrying value including held for sale £m	Carrying value £m
Debt securities	13.6%	35.6%	21.3%	21.9%	2.1%	5.5%	131,661	131,661
Reinsurance assets	0.3%	71.3%	21.9%	0.1%	0.0%	6.4%	7,958	7,958
Other investments	0.0%	0.1%	1.3%	0.0%	0.2%	98.4%	35,358	35,358
Loans	1.3%	9.0%	2.1%	0.2%	0.0%	87.4%	25,260	25,260
Total							200,237	200,237

The majority of non-rated debt securities within shareholder assets are held by our businesses in the UK. Of these securities most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.2 billion (2014: £2.5 billion) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
The Group continues to hold a series of macro credit hedges to reduce the overall credit risk exposure, and has increased these hedges during 2015. The Group's maximum exposure to credit risk of financial assets, without taking collateral or these hedges into account, is represented by the carrying value of the financial instruments in the statement of financial position. These comprise debt securities, reinsurance assets, derivative assets, loans and receivables. The carrying values of these assets are disclosed in the relevant notes: financial investments (note 26), reinsurance assets (note 43), loans (note 23) and receivables (note 27). The collateral in place for these credit exposures is disclosed in note 59; Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements.
To the extent that collateral held is greater than the amount receivable that it is securing, the table above shows only an amount equal to the latter. In the event of default, any over-collateralised security would be returned to the relevant counterparty.

(ii) Financial exposures to peripheral European countries and worldwide banks
Included in our debt securities and other financial assets are exposures to peripheral European countries and worldwide banks. We continued in 2015 to limit our direct shareholder and participating assets exposure to the governments (including local authorities and agencies) and banks of Greece, Portugal, Italy and Spain. Information on our exposures to peripheral European sovereigns and banks is provided in notes 26(e) and 26(f). We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

(iii) Other investments
Other investments (including assets of operations classified as held for sale) include unit trusts and other investment vehicles; derivative financial instruments, representing positions to mitigate the impact of adverse market movements; and other assets includes deposits with credit institutions and minority holdings in property management undertakings.
The credit quality of the underlying debt securities within investment vehicles is managed by the safeguards built into the investment mandates for these funds which determine the funds' risk profiles. At the Group level, we also monitor the asset quality of unit trusts and other investment vehicles against Group set limits.
A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall appetite for market risk.

(iv) Loans
The Group loan portfolio principally comprises:
• Policy loans which are generally collateralised by a lien or charge over the underlying policy;
• Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities; and
• Mortgage loans collateralised by property assets.

We use loan to value; interest and debt service cover; and diversity and quality of the tenant base metrics to internally monitor our exposures to mortgage loans. We use credit quality, based on dynamic market measures, and collateralisation rules to manage our stock lending activities. Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies.

57 - Risk management continued
(v) Credit concentration risk
The long-term and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets (i.e. excluding potential exposures arising from reinsurance of unit linked funds) is to the Swiss Reinsurance Company Limited (including subsidiaries), representing approximately 2.2% of the total shareholder assets.

(vi) Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group Capital and ALM and Group Risk teams have an active monitoring role with escalation to the Chief Financial Officer (CFO), Chief Risk Officer (CRO), Group ALCO and the Board Risk Committee as appropriate.
The Group's largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries) as a result of the BlackRock funds offered to UK Life customers via unit linked contracts. At 31 December 2015, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £12,660 million (2014: £2,048 million), which has increased significantly during the year as a result of the acquisition of Friends Life. Whilst the risk of default is considered remote due to the nature of the arrangement and the counterparty, the Group is currently considering alternative ways to structure the agreements with BlackRock Life Ltd to reduce or remove this exposure.

(vii) Securities finance
The Group has significant securities financing operations within the UK and smaller operations in some other businesses. The risks within this activity are mitigated by over-collateralisation and minimum counterparty credit quality requirements.

(viii) Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain foreign exchange trades where it has historically been the market norm not to collateralise). Residual exposures are captured within the Group's credit management framework.

(ix) Unit-linked business
In unit-linked business the policyholder bears the direct market risk and credit risk on investment assets in the unit funds and the shareholders' exposure to credit risk is limited to the extent of the income arising from asset management charges based on the value of assets in the fund.

(x) Impairment of financial assets
In assessing whether financial assets carried at amortised cost or classified as available for sale are impaired, due consideration is given to the factors outlined in accounting policies (T) and (V). The following table provides information regarding the carrying value of financial assets subject to impairment testing that have been impaired and the ageing of those assets that are past due but not impaired. The table excludes assets carried at fair value through profit or loss.

		Financial assets that are past due but not impaired
At 31 December 2015	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	918	-	-	-	-	-	918
Reinsurance assets	6,951	-	-	-	-	-	6,951
Other investments	-	-	-	-	-	-	-
Loans	3,353	-	-	-	-	1	3,354
Receivables and other financial assets	6,775	84	5	7	3	1	6,875

		Financial assets that are past due but not impaired
At 31 December 2014	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,021	-	-	-	-	-	1,021
Reinsurance assets	5,425	-	-	-	-	-	5,425
Other investments	1	-	-	-	-	4	5
Loans	4,286	2	2	-	-	75	4,365
Receivables and other financial assets	5,849	60	9	7	8	-	5,933

Excluded from the tables above are financial and reinsurance assets carried at fair value through profit or loss that are not subject to impairment testing, as follows: £162.0 billion of debt securities (2014: £130.6 billion), £47.7 billion of other investments (2014: £35.4 billion), £19.1 billion of loans (2014: £20.9 billion) and £14.0 billion of reinsurance assets (2014: £2.5 billion).
Where assets have been classed as 'past due and impaired', an analysis is made of the risk of default and a decision is made whether to seek to mitigate the risk. There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

57 - Risk management continued
(c) Market risk
Market risk is the risk of adverse financial impact resulting, directly or indirectly from fluctuations in interest rates, foreign currency exchange rates, equity and property prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. We actively seek some market risks as part of our investment and product strategy. However, we have limited appetite for interest rate risk as we do not believe it is adequately rewarded.
The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group Capital and ALM is responsible for monitoring and managing market risk at Group level and has established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.
In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives. The Group writes unit-linked business in a number of its operations. The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.
The most material types of market risk that the Group is exposed to are described below.

(i) Equity price risk
The Group is subject to equity price risk arising from changes in the market values of its equity securities portfolio.
We continue to limit our direct equity exposure in line with our risk preferences, albeit the acquisition of Friends Life has resulted in an increase in our equity price risk exposure relative to other risk types. At a business unit level, investment limits and local investment regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.
Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2015 the Group continues to hold a series of macro equity hedges to reduce the overall shareholder equity risk exposure, and has increased these hedges during 2015.
Sensitivity to changes in equity prices is given in section '(j) risk and capital management' below.

(ii) Property price risk
The Group is subject to property price risk directly due to holdings of investment properties in a variety of locations worldwide and indirectly through investments in mortgages and mortgage backed securities. Investment in property is managed at business unit level, and is subject to local regulations on investments, liquidity requirements and the expectations of policyholders.
As at 31 December 2015, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.
Sensitivity to changes in property prices is given in section '(j) risk and capital management' below.

(iii) Interest rate risk
Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder product features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material guarantees and options are given in note 42.
Exposure to interest rate risk is monitored through several measures that include duration, economic capital modelling, sensitivity testing and stress and scenario testing. The impact of exposure to sustained low interest rates is considered within our scenario testing.
The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where such investments are available. In particular, a key objective is to at least match the duration of our annuity liabilities with assets of the same duration, and in some cases where appropriate cash flow matching has been used. These assets include corporate bonds, residential mortgages and commercial mortgages. Should they default before maturity, it is assumed that the Group can reinvest in assets of a similar risk and return profile, which is subject to market conditions. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors.
Some of the Group's products, principally participating contracts, expose us to the risk that changes in interest rates will impact on profits through a change in the interest spread (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under those contracts). The primary markets where Aviva is exposed to this risk are the UK, France and Italy.
The low interest rate environment in a number of markets around the world has resulted in our current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. We anticipate that interest rates may remain below historical averages for an extended period of time and that financial markets may continue to have periods of high volatility. Investing activity will continue to decrease the portfolio yield as long as market yields remain below the current portfolio level. We expect the decline in portfolio yield will result in lower net investment income in future periods.

57 - Risk management continued
Certain of the Group's product lines, such as protection, are not significantly sensitive to interest rate or market movements. For unit-linked business, the shareholder margins emerging are typically a mixture of annual management fees and risk/expense charges. Risk and expense margins will be largely unaffected by low interest rates. Annual management fees may increase in the short-term as the move towards low interest rates increases the value of unit funds. However, in the medium term, unit funds will grow at a lower rate which will reduce fund charges. For the UK annuities business interest rate exposure is mitigated by closely matching the duration of liabilities with assets of the same duration.
The UK participating business includes contracts with features such as guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. These liabilities are managed through duration matching of assets and liabilities and the use of derivatives, including swaptions. As a result, the Group's exposure to sustained low interest rates on this portfolio is not material. The Group's key exposure to low interest rates arises through its other participating contracts, principally in Italy and France. Some of these contracts also include features such as guaranteed minimum bonuses, guaranteed investment returns and guaranteed surrender values. In a low interest rate environment there is a risk that the yield on assets might not be sufficient to cover these obligations. For certain of its participating contracts the Group is able to amend guaranteed crediting rates. Our ability to lower crediting rates may be limited by competition, bonus mechanisms and contractual arrangements.
Details of material guarantees and options are given in note 42. In addition, the following table summarises the weighted average minimum guaranteed crediting rates and weighted average book value yields on assets as at 31 December 2015 for our Italian and French participating contracts, where the Group's key exposure to sustained low interest rates arises.

	Weighted average minimum guaranteed crediting rate	Weighted average book value yield on assets	Participating contract liabilities £m
France	0.79%	3.67%	61,871
Italy	1.38%	3.69%	9,072
Other1	N/A	N/A	60,980
Total	N/A	N/A	131,923

1 'Other' includes UK participating business

Profit before tax on General Insurance and Health Insurance business is generally a mixture of insurance, expense and investment returns. The asset portfolio is invested primarily in fixed income securities and the reduction in interest rates in recent years has reduced the investment component of profit. The portfolio investment yield and average total invested assets in our general insurance and health business are set out in the table below.

	Portfolio investment yield1	Average assets £m
2013	3.10%	18,352
2014	2.76%	17,200
2015	2.58%	15,268

1 Before realised and unrealised gains and losses and investment expenses

The nature of the business means that prices in certain circumstances can be increased to maintain overall profitability. This is subject to the competitive environment in each market. To the extent that there are further falls in interest rates the investment yield would be expected to decrease further in future periods.
Sensitivity to changes in interest rates is given in section '(j) risk and capital management' below.

(iv) Inflation risk
Inflation risk arises primarily from the Group's exposure to general insurance claims inflation, to inflation linked benefits within the defined benefit staff pension schemes and within the UK annuity portfolio and to expense inflation. Increases in long-term inflation expectations are closely linked to long-term interest rates and so are frequently considered with interest rate risk. Exposure to inflation risk is monitored through economic capital modelling, sensitivity testing and stress and scenario testing. The Group typically manages inflation risk through its investment strategy and, in particular, by investing in inflation linked securities and through a variety of derivative instruments, including inflation linked swaps.

(v) Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profit contract liabilities or hedging.
The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately 58% of the Group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling and Canadian dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.
Businesses aim to maintain sufficient assets in local currency to meet local currency liabilities, however movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. These exposures are managed by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

57 - Risk management continued
At 31 December 2015 and 2014, the Group's total equity deployment by currency including assets 'held for sale' was:

	Sterling £m	Euro £m	CAD$ £m	Other £m	Total £m
Capital 31 December 2015	14,333	2,011	979	909	18,232
Capital 31 December 2014	8,050	2,392	1,016	818	12,276

A 10% change in sterling to euro/Canada$ (CAD$) period-end foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling / euro rate £m	10% decrease in sterling / euro rate £m	10% increase in sterling / CAD$ rate £m	10% decrease in sterling / CAD$ rate £m
Net assets at 31 December 2015	(166)	128	(33)	67
Net assets at 31 December 2014	(78)	210	(96)	91

A 10% change in sterling to euro/Canada$ (CAD$) average foreign exchange rates applied to translate foreign currency profits would have had the following impact on profit before tax, including resulting gains and losses on foreign exchange hedges and excluding 'discontinued operations'.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Impact on profit before tax 31 December 2015	8	23	25	(46)
Impact on profit before tax 31 December 2014	(44)	(25)	(15)	20

The balance sheet changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These balance sheet movements in exchange rates therefore have no impact on profit. Net asset and profit before tax figures are stated after taking account of the effect of currency hedging activities.

(vi) Derivatives risk
Derivatives are used by a number of the businesses. Activity is overseen by the Group Capital and ALM and Group Risk teams, which monitor exposure levels and approve large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.
The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

(vii) Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

(d) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard and through the development of its liquidity risk management plan. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. In addition to the existing liquid resources and expected inflows, the Group maintains significant undrawn committed borrowing facilities (£1,650 million) from a range of leading international banks to further mitigate this risk.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets held to meet them. A maturity analysis of the contractual amounts payable for borrowings and derivatives is given in notes 49 and 58, respectively. Contractual obligations under operating leases and capital commitments are given in note 53.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2015 and 2014 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. However, we expect surrenders, transfers and maturities to occur over many years, and therefore the tables below reflect the expected cash flows for these contracts, rather than their contractual maturity date.

57 - Risk management continued
This table includes assets held for sale.

At 31 December 2015	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	114,533	9,847	30,715	43,513	30,458
Investment contracts - non-linked	63,505	4,506	13,666	25,477	19,856
Linked business	130,185	15,221	41,442	51,368	22,154
General insurance and health	13,506	5,844	5,160	1,992	510
Total contract liabilities	321,729	35,418	90,983	122,350	72,978

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	85,723	7,980	25,318	32,534	19,891
Investment contracts - non-linked	55,634	3,311	10,852	23,919	17,552
Linked business	75,341	8,141	21,444	27,673	18,083
General insurance and health	13,993	6,014	5,400	2,115	464
Total contract liabilities	230,691	25,446	63,014	86,241	55,990

(ii) Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2015	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	162,964	21,912	46,551	93,753	748
Equity securities	63,558	-	-	-	63,558
Other investments	47,695	42,733	940	2,464	1,558
Loans	22,433	1,485	2,404	18,540	4
Cash and cash equivalents	33,676	33,676	-	-	-
	330,326	99,806	49,895	114,757	65,868
At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	131,661	19,097	37,404	75,006	154
Equity securities	35,619	-	-	-	35,619
Other investments	35,358	29,011	940	3,553	1,854
Loans	25,260	1,489	2,517	21,249	5
Cash and cash equivalents	23,105	23,105	-	-	-
	251,003	72,702	40,861	99,808	37,632

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the 'On demand or within 1 year' column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Life and health insurance risk
Life insurance risk in the Group arises through its exposure to mortality risk and exposure to worse than anticipated operating experience on factors such as persistency levels, exercising of policy holder options and management and administration expenses. The Group's health insurance business (including private health insurance, critical illness cover, income protection and personal accident insurance, as well as a range of corporate healthcare products) exposes the Group to morbidity risk (the proportion of our customers falling sick) and medical expense inflation. The Group chooses to take measured amounts of life and health insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.
57 - Risk management continued
The acquisition of Friends Life has resulted in an increase in the Group's relative exposure to UK Life insurance risks, in particular persistency risk. Adjusting for the impact of the Friends Life acquisition, the underlying risk profile of our life and health insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2015, although the current continued relatively low levels of interest rates have increased our sensitivity to longevity shocks compared to historical norms. Our economic exposure to longevity risk was reduced as a result of the RAC Staff Pension Scheme entering into a longevity swap covering £0.6 billion of pensioner in payment scheme liabilities during 2015, while any significant reduction in individual annuity new business volumes as a result of the UK Government's pension reforms, including changes to compulsory annuitisation, will reduce our longevity risks exposure over the longer-term to the extent not offset by increased bulk purchase annuity volumes. Despite this, longevity risk remains the Group's most significant life insurance risk due to the Group's existing annuity portfolio.
Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write considerable volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to provide a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life and health insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life and health insurance risks are managed as follows:
• Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows businesses to select reinsurers, from those approved by the Group, based on local factors, but retains oversight of the overall exposures and monitor that the aggregation of risk ceded is within credit risk appetite.

• Longevity risk and internal experience analysis are monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and any associated capital implications. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.

• Persistency risk is managed at a business unit level through frequent monitoring of company experience, and benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve the retention of policies which may otherwise lapse. The Group has developed guidelines on persistency management.

• Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units and exposes Aviva to changes in policyholder behaviour in the exercise of options as well as market risk.

Examples of each type of embedded derivative affecting the Group are:

• Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.

• Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
• Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework. Further disclosure on financial guarantees and options embedded in contracts and their inclusion in insurance and investment contract liabilities is provided in note 42.

(f) General insurance risk
Types of risk
General insurance risk in the Group arises from:
• Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
• Unexpected claims arising from a single source or cause;
• Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten; and
• Inadequate reinsurance protection or other risk transfer techniques.

Aviva has a preference for general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing. The majority of the general insurance business underwritten by the Group continues to be short tail in nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is communicated via specific policy statements, related business standards and guidelines. General insurance risk is managed primarily at business unit level with oversight at the Group level. Claims reserving is undertaken by local actuaries in the various general insurance businesses and is also subject to periodic external reviews. Reserving processes are further detailed in note 40 'insurance liabilities'.
The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

57 - Risk management continued
Management of general insurance risks
Significant insurance risks will be reported under the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements.
Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The business units are assisted by the General Insurance Council which provides technical input for major decisions which fall outside individual delegated limits or escalations outside group risk preferences, group risk accumulation, concentration and profitability limits.

Reinsurance strategy
Significant reinsurance purchases are reviewed annually at both business unit and Group level to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. The basis of these purchases is underpinned by analysis of economic capital, earnings and capital volatility, cash flow and liquidity and the Group's franchise value.
Detailed actuarial analysis is used to calculate the Group's extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using our own internal probabilistic catastrophe model which is benchmarked against external catastrophe models widely used by the rest of the (re)insurance industry.
The Group cedes much of its worldwide catastrophe risk to third-party reinsurers through excess of loss and aggregate excess of loss structures. The Group purchases a group-wide catastrophe reinsurance programme to protect against catastrophe losses exceeding a 1 in 200 year return period. The total Group potential retained loss from its most concentrated catastrophe exposure peril (Northern Europe Windstorm) is approximately £150 million on a per occurrence basis and £175 million on an annual aggregate basis. Any losses above these levels are covered by the group-wide catastrophe reinsurance programme to a level in excess of a 1 in 200 year return period. In addition the Group purchases a number of GI business line specific reinsurance programmes with various retention levels to protect both capital and earnings. In September 2015 the Group reinsured £0.7 billion of latent exposures to its historic UK employers' liability business with conditional agreement to extend coverage to £0.8 billion.

(g) Asset management risk
Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. The risk profile is regularly monitored. Investment performance has remained strong over 2015 despite some positions being impacted by the volatility of global markets.
A client relationship team is in place to manage client retention risk, while all new asset management products undergo a review and approval process at each stage of the product development process, including approvals from legal, compliance and risk functions. Investment performance against client objectives relative to agreed benchmarks is monitored as part of our investment performance and risk management process, and subject to further independent oversight and challenge by a specialist risk team, reporting directly to the Aviva Investors' Chief Risk Officer.

(h) Operational risk
Operational risk is the risk of direct or indirect loss, arising from inadequate or failed internal processes, people and systems, or external events including changes in the regulatory environment. We have limited appetite for operational risk and aim to reduce these risks as far as is commercially sensible.
Our business units are primarily responsible for identifying and managing operational risks within their businesses, within the group-wide operational risk framework including the risk and control self-assessment process. Businesses must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events, taking appropriate action to address actual control breakdowns and promote internal learning.

(i) Brand and reputation risk
We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or customers' expectations for the product change. We seek to reduce this risk to as low a level as commercially sensible.
The FCA regularly considers whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
If we do not manage the perception of our brands and reputation successfully, it could cause existing customers or agents to withdraw from our business and potential customers or agents to choose not to do business with us.

57 - Risk management continued
(j) Risk and capital management
(i) Sensitivity test analysis
The Group uses a number of sensitivity tests to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group's key financial performance metrics to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.
For long-term business in particular, sensitivities of market consistent performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

(ii) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

(iii) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(iv) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (long-term insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-long-term insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business
Sensitivities as at 31 December 2015

2015 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	-	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	35	(35)	(20)	-	-
Assets backing life shareholders' funds	(140)	85	(65)	40	(40)	-	-	-
Total	(200)	115	(595)	(35)	30	(205)	(125)	(775)

2015 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	-	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	35	(35)	(20)	-	-
Assets backing life shareholders' funds	(175)	120	(70)	40	(40)	-	-	-
Total	(235)	150	(600)	(35)	30	(205)	(125)	(775)

57 - Risk management continued
Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(75)	45	(60)	20	(20)	-	-	-
Total	(295)	145	(525)	(60)	(50)	(145)	(55)	(635)

2014 Impact on shareholders' equity before tax (£m)	Interest Rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(115)	80	(65)	20	(20)	-	-	-
Total	(335)	180	(530)	(60)	(50)	(145)	(55)	(635)

Changes in sensitivities between 2015 and 2014 reflect inclusion of Friends Life in 2015 for the first time and movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

General insurance and health business sensitivities as at 31 December 2015

2015 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	65	(65)	(100)	(270)

Net of reinsurance	(305)	300	(130)	65	(65)	(100)	(260)

2015 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	70	(70)	(20)	(270)

Net of reinsurance	(305)	300	(130)	70	(70)	(20)	(260)

Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	55	(55)	(105)	(280)

Net of reinsurance	(305)	295	(130)	55	(55)	(105)	(270)

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	60	(60)	(20)	(280)

Net of reinsurance	(305)	295	(130)	60	(60)	(20)	(270)

For general insurance and health, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

57 - Risk management continued
Fund management and non-insurance business sensitivities as at 31 December 2015

2015 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	10	(30)	45

2015 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	10	(30)	45

Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

60 - Related party transactions
This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to, and by related parties

				2015				2014
	Income earned in the year £m	Expenses incurred in the year £m	Payable at year end £m	Receivable at year end £m	Income earned in the year £m	Expenses incurred in the year £m	Payable at year end £m	Receivable at year end £m
Associates	9	(7)	-	-	7	(2)	-	-
Joint ventures	27	-	-	192	28	-	-	154
Employee pension schemes	13	-	-	3	11	-	-	3
	49	(7)	-	195	46	(2)	-	157

Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 18(a)(iii). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 18(a)(i). Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
Key management personnel of the Company may from time to time purchase insurance, savings, asset management or annuity products marketed by Group Companies on equivalent terms to those available to all employees of the Group. In 2015 and 2014, other transactions with key management personnel were not deemed to be significant either by size or in the context of their individual financial positions.
Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 48(b)(ii). As at 31 December 2015, the Friends Provident Pension Scheme ("FPPS"), acquired during the year as part of the acquisition of the Friends Life business, held an insurance policy of £546 million issued by a Group Company, which eliminates on consolidation.
The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 52(f).

Key management compensation
The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2015 £m	2014 £m
Salary and other short-term benefits	13.3	8.9
Other long-term benefits	5.2	4.1
Post-employment benefits	1.7	1.0
Equity compensation plans	10.6	1.9
Termination benefits	2.0	-
Total	32.8	15.9

The increase in total key management compensation in 2015 mainly reflects the effect of an increase in the number of employees classified as key management compared to 2014.

Information concerning individual directors' emoluments, interests and transactions is given in the Directors' Remuneration Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary